Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Anadarko Petroleum Corporation:
We consent to the incorporation by reference in the registration statement on Form S-8 of Anadarko Petroleum Corporation relating to the 2008 Omnibus Incentive Compensation Plan and 2008 Director Compensation Plan of our reports dated February 28, 2008, with respect to the consolidated balance sheets of Anadarko Petroleum Corporation as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, cash flows, and comprehensive income for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of Anadarko Petroleum Corporation.
/s/ KPMG LLP
Houston, Texas
June 30, 2008